                                     Filed by American International Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                                      Commission File No. 1-7981



American International Group, Inc. ("AIG") and American General Corporation ("AGC") have entered into a confidentiality agreement and commenced discussions concerning a potential business combination transaction, subject to the terms and conditions of AGC's currently pending merger agreement with Prudential plc. Depending on future developments, AIG may file with the Securities and Exchange Commission a prospectus/proxy statement and other documents concerning a transaction at a date or dates subsequent hereto. Investors and security holders are urged to read any such documents that may be filed by AIG with the Commission regarding a potential transaction if and when they become available. Any such prospectus/proxy statement or other documents filed in connection with a proposed transaction would contain important information. Investors and security holders would be able to obtain a free copy of such documents, when they become available, at the Commission's web site at www.sec.gov. Any such documents could also be obtained for free from AIG, 70 Pine Street, New York, New York 10270, Attention: Director of Investor Relations. The materials being filed hereunder are not intended to constitute an offer to purchase any securities of AGC, nor an offer to sell any securities of AIG that might be issued in a potential business combination transaction involving AIG and AGC, within the meaning of the Securities Act of 1933, as amended, and AIG disclaims that it has made any such offer.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

The material being filed hereunder may contain forward-looking statements. Please refer to AIG's Annual Report on Form 10-K for the year ended December 31, 2000 for a description of the business environment in which AIG operates and the important factors that may affect its business and cause actual results to differ materially from those in such forward-looking statements. AIG is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESS RELEASE ISSUED BY AIG ON APRIL 10, 2001:

NEWS

                                                                [AIG LETTERHEAD]
Contact:  Joe Norton (News Media)
          (212) 770-3144

          Charlene Hamrah (Investment Community)
          (212) 770-7074




                     AMERICAN INTERNATIONAL GROUP, INC. AND
            AMERICAN GENERAL CORPORATION TO BEGIN MERGER DISCUSSIONS

NEW YORK, April 10, 2001 -- American International Group, Inc. (AIG) announced today that it has signed a confidentiality agreement with American General Corporation (AGC) and that the parties will commence discussions immediately regarding AIG's April 3, 2001 offer to acquire American General.



                                      # # #

AIG is the leading U.S.-based international insurance and financial services organization and the largest underwriter of commercial and industrial insurance in the United States. Its member companies write a wide range of commercial and personal insurance products through a variety of distribution channels in approximately 130 countries and jurisdictions throughout the world. AIG's global businesses also include financial services and asset management, including aircraft leasing, financial products, trading and market making, consumer finance, institutional, retail and direct investment fund asset management, real estate investment management, and retirement savings products. American International Group, Inc.'s common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.


                                      # # #